UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 21, 2010

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:  Certain materials relating to STMicroelectronics’ Annual General Meeting of Shareholders, which will be held on May 25, 2010.  Specifically included are the following documents:  Dutch Convocation Notice; agenda; proposed resolutions; the issued share capital and number of voting rights at the Convocation Date and proxy and voting procedures.

STMICROELECTRONICS N.V.
CONVOCATION

to the Annual General Meeting of Shareholders of STMicroelectronics N.V. (the “AGM” and the “Company”), established in Amsterdam, the Netherlands, to be held on May 25, 2010 at 11.00 hours, Netherlands time, at the Sofitel The Grand Hotel, Oudezijds Voorburgwal 197, 1012 EX Amsterdam, the Netherlands.

Agenda:

1.	Call to order and opening
2.	Report of the Managing Board on our 2009 financial year and discussion thereof (discussion item)
3.	Report of the Supervisory Board on our 2009 financial year and discussion thereof (discussion item)
4.	a.	Our corporate governance (discussion item)
b.	Discussion on and adoption of our statutory annual accounts for our 2009 financial year (voting item)
c.	Adoption of a dividend of US $0.28 per common share for our 2009 financial year (voting item)
d.	Discharge of the sole member of our Managing Board (voting item)
e.	Discharge of the members of our Supervisory Board (voting item)
5.	Reappointment of members of our Supervisory Board (voting item)
6.	Appointment of PricewaterhouseCoopers Accountants N.V. as our Auditors (voting item)
7.	Approval of the stock-based portion of the compensation of our President and CEO (voting item)
8.	Authorization to our Managing Board, for eighteen months as of our 2010 AGM, to repurchase our shares, subject to the approval of our Supervisory Board (voting item)
9.	Question time
10.	Close

The agenda, the statutory annual accounts, which include the reports of the Managing and Supervisory Boards, the proposed resolutions including shareholders’ information and the personal data of the proposed members of the Supervisory Board as referred to in section 2:142 subsection 3 of the Dutch Civil Code as well as the other information included pursuant to law are deposited for inspection by shareholders and other persons entitled to attend the AGM at the offices of the Company at Schiphol Airport (Schiphol Boulevard 265, 1118 BH Schiphol Airport) as of April 20, 2010 up to and including the date of the meeting.  The documents will also be available on the Company’s website www.st.com as of the same date.

Copies of these documents are available for shareholders and other persons entitled to attend the AGM free of charge.

Company shares can be held in two ways:

•	as registered shares (the shareholders and other persons entitled to attend the AGM are included in the Company’s shareholders’ register);

•
in an account with an account holder or intermediary through Euroclear France S.A. (“Euroclear France”) or Cede & Co. as nominee of the Depositary Trust Company (“Cede & Co.”) (these shares are included in the Company’s shareholders’ register in the name of Euroclear France or Cede & Co., as the case may be).

In accordance with article 30 paragraph 2 of the Company’s articles of association, the Managing Board has determined that the persons entitled to attend and, to the extent applicable, vote at the AGM will be those who were recorded as having those rights on April 28, 2010 (the “Record Date”) in a register designated by the Managing Board for that purpose, regardless of whether they are shareholders or other persons entitled to attend the AGM at the time of the AGM.  This means that shareholders and other persons entitled to attend the AGM need to own or derive their rights from the relevant Company shares on the Record Date, but they do not need to block the shares from the Record Date until the AGM.

All shareholders registered in the Company’s shareholders’ register will receive a letter from or on behalf of the Company by post containing an invitation for the AGM, including the agenda, and details of the procedure for registering for the AGM.

To be eligible to exercise voting rights in person at the AGM, shareholders registered in the European part of the Company’s shareholders’ register must complete and sign the attendance form, which they receive with the invitation and return it to the Company’s registrar Netherlands Management Company B.V. (Locatellikade 1, 1076 AZ Amsterdam, the Netherlands, fax +31(0)20 673 00 16) (“NMC”) no later than May 19, 2010.  NMC’s receipt of the completed and signed form on time will constitute notice to the Company of the registered shareholder’s intention to exercise its voting and meeting rights.

Shareholders registered in the European part of the Company’s shareholders’ register who wish to be represented by a third party at the AGM must complete and sign the attendance form and power of attorney form, which they receive with the invitation and return it to NMC no later than May 19, 2010.  NMC’s receipt of the completed and signed forms on time will constitute notice to the Company of the registered shareholder’s intention to be represented by a third party.

Shareholders registered in the US part of the Company’s shareholders’ register will be contacted separately regarding their attendance, representation and/or voting at the AGM.

Beneficiaries holding shares via an account with an account holder or intermediary through Euroclear France should contact their account holder or intermediary to receive instructions on how to obtain a power of attorney from Euroclear France in order to attend the meeting.

Beneficiaries holding shares via an account with an account holder or intermediary through Euroclear France who will not attend the AGM, but who would like to give voting instructions to Euroclear France to vote on their behalf, should also contact their account holder or intermediary to receive instructions.

Furthermore, NMC, Amsterdam, the Netherlands (tel. +31(0)20 575 7124, fax +31(0)20 673 00 16), TMF France S.A.S., Paris, France (tel +33(0)1 45 03 63 73, fax +33(0)1 45 03 63 77) or TMF, Garlati & Gentili S.p.A., Milan, Italy (tel +39 02 861 914, fax +39 02 862 495) can be contacted.

The written (completed and signed) request for a power of attorney or voting instructions, as the case may be, must be received by the relevant account holder or intermediary by May 19, 2010.

Information on how to obtain a power of attorney from Euroclear France or to give voting instructions to Euroclear France will also be available on the Company’s website mentioned above as of April 20, 2010.

Beneficiaries holding shares via an account with an account holder or intermediary through Cede & Co. will be contacted separately regarding their attendance and/or voting at the AGM.

The Supervisory Board
April 20, 2010

Annual General Meeting of Shareholders

2010

Agenda
of the Annual General Meeting of Shareholders (the “AGM”) of
STMicroelectronics N.V., established in Amsterdam, the Netherlands, to be held on May 25, 2010 at 11.00 a.m. CET at the Sofitel The Grand Hotel, Amsterdam, the Netherlands

1.	Call to order and opening

2.	Report of the Managing Board on our 2009 financial year and discussion thereof (discussion item)

3.	Report of the Supervisory Board on our 2009 financial year and discussion thereof (discussion item)

4.	a.	Our corporate governance (discussion item)

b.	Discussion on and adoption of our statutory annual accounts for our 2009 financial year (voting item)

c.	Adoption of a dividend of US $0.28 per common share for our 2009 financial year (voting item)

d.	Discharge of the sole member of our Managing Board (voting item)

e.	Discharge of the members of our Supervisory Board (voting item)

5.	Reappointment of members of our Supervisory Board (voting item)

6.	Appointment of PricewaterhouseCoopers Accountants N.V. as our Auditors (voting item)

7.	Approval of the stock-based portion of the compensation of our President and CEO (voting item)

8.	Authorization to our Managing Board, for eighteen months as of our 2010 AGM, to repurchase our shares, subject to the approval of our Supervisory Board (voting item)

9.	Question time

10.	Close

In accordance with article 30 paragraph 2 of our Articles of Association, our Managing Board has determined that that the persons entitled to attend and, to the extent applicable, to vote at our AGM will be those who were recorded as having those rights on April 28, 2010 (the “Record Date”), in a register designated by our Managing Board for that purpose, regardless of whether they are shareholders or other persons entitled to attend our AGM at the time of our AGM. This means that shareholders and other persons entitled to attend our AGM do not need to block the relevant shares from the Record Date until our AGM.

Copies of our statutory annual accounts, which include the reports of our Managing and Supervisory Boards, the proposed resolutions including shareholders’ information and the personal data of the proposed members of our Supervisory Board as referred to in section 2:142 subsection 3 of the Dutch Civil Code as well as the other information included pursuant to the law will be deposited for inspection by our shareholders and other persons entitled to attend our AGM at our offices at Schiphol Airport (Schiphol Boulevard 265, 1118 BH Schiphol Airport, the Netherlands) as of April 20, 2010 up to and including the date of our AGM. These documents will also be available on our website www.st.com.

ST Mission: to offer strategic independence to our
partners worldwide, as a profitable and viable
broad range semiconductor supplier.

Proposed resolutions and shareholders’ information
for the Annual General Meeting of Shareholders (the “AGM”) of STMicroelectronics N.V.
to be held on May 25, 2010 in Amsterdam, the Netherlands

Our Supervisory Board proposes:

Agenda item 4-a   -Shareholders’ information

As recommended by the Dutch Corporate Governance Code, as amended (the “Code”), we are presenting our corporate governance chapter, as included in our Annual Report, which includes the broad outline of our corporate governance structure and compliance with the Code, to our 2010 AGM for discussion as a separate agenda item.

Agenda item 4-b   -Resolution 1

To adopt our statutory annual accounts for our 2009 financial year, as drawn up by our Managing Board, examined and audited by our independent external auditors, PricewaterhouseCoopers Accountants N.V., and approved by our Supervisory Board.  Our statutory annual accounts, which include the reports of our Managing and Supervisory Boards, have been prepared in English consistent with our prior practice, and in accordance with IFRS Accounting Standards, as IFRS constitute our statutory reporting standards.

Agenda item 4-c   -Resolution 2

To distribute a dividend in cash of US $0.28 per common share, in line with our dividend policy as communicated, in four equal installments.  Information on the ex-dividend dates, the record dates and the payment dates regarding the four installments, if adopted by our AGM, is included in Annex A to these proposed resolutions.

Our press release dated April 19, 2010, available on our website, www.st.com, sets forth the schedule and other relevant information concerning the payment of the 2009 dividend if adopted by our AGM.

Agenda item 4-d   -Resolution 3

To discharge the sole member of our Managing Board for his management during our 2009 financial year.

Agenda item 4-e   -Resolution 4

To discharge the members of our Supervisory Board for their supervision during our 2009 financial year.

Agenda item 5   -Resolution 5 and shareholders’ information

a.	To re-appoint Mr. Raymond Bingham as a member of our Supervisory Board for a three-year term effective as of our 2010 AGM to expire at the end of our 2013 AGM.

b.	To re-appoint Mr. Alessandro Ovi as a member of our Supervisory Board for a three-year term effective as of our 2010 AGM to expire at the end of our 2013 AGM.

Mr. Raymond Bingham (1947)

Raymond Bingham was appointed to our Supervisory Board at our 2007 AGM.  He serves on the Audit Committee and the Strategic Committee.  Since November 2006, Mr. Bingham has been a Managing Director of General Atlantic LLC, a global private equity firm.  From August 2005 to October 2006, Mr. Bingham was a private investor.  Mr. Bingham was Executive Chairman of the Board of Directors of Cadence Design Systems Inc., a supplier of electronic design automation software and services, from May 2004 to July 2005, and served as a director of Cadence from November 1997 to July 2005.  Prior to being Executive Chairman, he served as President and Chief Executive Officer of Cadence from April 1999 to May 2004, and as Executive Vice President and Chief Financial Officer from April 1993 to April 1999.  Mr. Bingham also serves as a Director of Oracle Corporation, Flextronics International, Ltd. and Dice Holdings.  Mr. Bingham has the US nationality.

Mr. Bingham has been granted 45,000 common shares and has a right to purchase 15,000 shares in our share capital.

Mr. Alessandro Ovi (1944)

Alessandro Ovi was a member of our Supervisory Board from 1994 until his term expired at our 2005 AGM.  He was reappointed to our Supervisory Board at the 2007 AGM and serves on the Strategic Committee.  Mr. Ovi received a doctoral degree in Nuclear Engineering from the Politecnico in Milan and a Master’s Degree in Operations Research from the Massachusetts Institute of Technology.  He has been Special Advisor to the President of the European Community for five years and has served on the boards of Telecom Italia S.p.A, Finmeccanica S.p.A. and Alitalia S.p.A. Currently, he is also a director, and serves on the audit committee, of ENIA S.p.A. and Telecom Italia Media S.p.A.  He is also a director of LandiRenzo Spa.  Mr. Ovi is Life Trustee in Carnegie Mellon University and Member of the Board in the Italian Institute of Technology.  Until April 2000, he was the Chief Executive Officer of Tecnitel S.p.A., a subsidiary of Telecom Italia Group.  Prior to joining Tecnitel S.p.A., Mr. Ovi was the Senior Vice President of International Affairs and Communications at I.R.I. Mr Ovi has the Italian nationality.

Mr. Ovi has been granted 45,000 common shares and has a right to purchase 15,000 shares in our share capital.

The candidacy of Messrs. Bingham and Ovi as members of our Supervisory Board is being proposed on the basis of their specific financial and technical expertise, prior professional experience, soundness of judgment, ability to make analytical enquiries and willingness to devote the time required to adequately perform their activities as members of our Supervisory Board.

Agenda item 6             Resolution 6 and shareholders’ information

To re-appoint PricewaterhouseCoopers Accountants N.V. as our external auditors for a one-year term effective as of our 2010 AGM to expire at the end of our 2011 AGM.

Agenda item 7    -Resolution 7 and shareholders’ information

To approve the delegation to our Supervisory Board of the power to grant Mr. C. Bozotti up to a maximum number of 100,000 common shares, in the form of Unvested Stock Awards, for services to be rendered in 2010 as our President and CEO, whereby the vesting of such Unvested Stock Awards will be tied to company performance, according to predetermined and quantifiable criteria to be fixed by our Supervisory Board upon the recommendation of its Compensation Committee, with the objective of creating long-term value for our shareholders.

The Unvested Stock Awards are intended to provide an incentive to our President and CEO to increase his efforts for the success of us by offering him an opportunity to obtain or increase his proprietary interest in us through the vesting of the up to 100,000 Unvested Stock Awards to be granted to him, provided the performance conditions attached to vesting of such Awards are met.

Agenda item 8    -Resolution 8 and shareholders’ information

To authorize our Managing Board to acquire for a consideration on a stock exchange or otherwise up to such a number of fully paid-up common shares and/or preference shares in our share capital as is permitted by law and our Articles of Association as per the moment of such acquisition – other than acquisition of shares pursuant to article 5 paragraph 2 of our Articles of Association – for a price (i) per common share which at such moment is within a range between the par value of a common share and 110% of the share price per common share on Euronext Paris, the New York Stock Exchange or Borsa Italiana, whichever at such moment is the highest, and (ii) per preference share which is equal to the par value of a preference share increased with an amount equal to the accrued but unpaid dividend on such preference share per the relevant repurchase date, mutatis mutandis calculated in accordance with article 37 paragraph 2 sub e of our Articles of Association, all subject to the approval of our Supervisory Board, for a period of eighteen months as of the date of our 2010 AGM.

This authorization is requested to offer our Managing Board with the approval of our Supervisory Board the possibility to repurchase, when it is in the best interest of the Company’s shareholders and other stakeholders for creating long term value, a number of fully paid-up ordinary and/or preference shares, within the limit of our Articles of Association (which is set at 10% of our issued share capital).

Annex A

The table below summarizes the full schedule for the four installments:

Quarter	Ex-dividend Date (globally)	Global Record Date	Payment Date in Europe	NYSE Payment Date: on or after	Transfer between New York and Dutch registered shares restricted:
					From End of Business in Europe on:	Until Open of Business in NY on:
Q2 2010	31-May-10* (28-May-10 in NY)**	2-June-10	3-June-10	8-June-10	28-May-10	3-June-10
Q3 2010	23-Aug-10	25-Aug-10	26-Aug-10	31-Aug-10	20-Aug-10	26-Aug-10
Q4 2010	29-Nov-10	1-Dec-10	2-Dec-10	7-Dec-10	26-Nov-10	2-Dec-10
Q1 2011	21-Feb-11 (18-Feb-11 in NY)**	23-Feb-11	24-Feb-11	1-Mar-11	18-Feb-11	24-Feb-11

* Since the Annual General Meeting will be held on May 25, the Company will be unable to both set the ex-dividend date for, and to pay, the first dividend installment in May according to the usual schedule, and has therefore resolved, in coordination with the stock exchange and with a view to ensuring the appropriate functioning of the market for its shares from a substantive standpoint, to pay such installment on June 3 with an ex-dividend date on May 31 (May 28 in NY).  Other than as indicated below, the ex-dividend and payment dates for the subsequent installments are consistent with the usual schedule.

** May 31, 2010 and February 18, 2011 are not trading days on the New York Stock Exchange.

ISSUED SHARE CAPITAL AND NUMBER OF VOTING RIGHTS AT THE
CONVOCATION DATE OF THE 2010 ANNUAL GENERAL MEETING OF
SHAREHOLDERS OF STMICROELECTRONICS N.V.

At the convocation date (the “Convocation Date”) of the Annual General Meeting of Shareholders of STMicroelectronics N.V. (the “Company”) to be held on May 25, 2010 in Amsterdam, the Netherlands (the “AGM”), being April 20, 2010, the Company’s issued share capital amounts to EUR 946,732,077.20, divided into 910,319,305 common shares of EUR 1.04 each.

Each common share entitles the holder thereof to cast one vote.  However, treasury shares (i.e., shares held by the Company itself) do not carry voting rights.

At the Convocation Date the Company holds 31,927,467 treasury shares (out of the 910,319,305 issued common shares).

Consequently, at the Convocation Date there are 878,391,838 voting rights.

In summary:

Issued share capital at the Convocation Date	:	910,319,305 common shares

Number of voting rights at the Convocation Date	:	878,391,838

If the issued share capital and/or the number of voting rights at the record date (the “Record Date”) for the AGM, being April 28, 2010, which the Company’s Managing Board has set, is different from the issued share capital and/or the number of voting rights at the Convocation Date, the revised issued share capital and/or the number of voting rights as per the Record Date will be published on the Company’s website on April 29, 2010.

Instructions to holders of ordinary shares in the share capital of STMicroelectronics NV traded on NYSE Euronext Paris / Milan Stock Exchange holding their shares through a securities account with a financial intermediary

STMICROELECTRONICS N.V.
ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 25, 2010

Shareholders holding STMicroelectronics NV ordinary shares on the Record Date (April 28, 2010) are entitled to attend and cast votes at the Annual General Meeting of Shareholders on May 25, 2010.

As shareholder holding STMicroelectronics NV ordinary shares through a securities account with a financial intermediary, you may vote your shares by following one of the two procedures described below:

1) Voting in person
If you wish to attend the Annual General Meeting of Shareholders and vote your shares in person at the meeting, or if you wish to appoint your representative, you must ensure that your intermediary is in possession of Appendix I, duly completed on May 19, 2010 at 17.00 hours at the latest. Do not complete Appendix II.

2) Voting by proxy
If you do not wish to attend the Annual General Meeting of Shareholders, but do wish to notify Euroclear France S.A. of your voting instructions, please ensure that your intermediary is in possession of Appendix II, duly completed, on May 19, 2010 at 17.00 hours at the latest. Do not complete Appendix I.

In both cases you must hold your shares on April 28, 2010, but your shares do not need to be blocked until the Annual General Meeting of Shareholders.

Amsterdam, April 20, 2010

On behalf of
STMicroelectronics N.V.

Netherlands Management Company B.V.
Registrar

Appendix I    REQUEST FOR POWER OF ATTORNEY

YOU SHOULD COMPLETE THIS FORM IF YOU WISH TO ATTEND THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF STMICROELECTRONICS N.V.

This form must be received by your intermediary on May 19, 2010 at 17.00 hours CET, at the latest

Mr./Mrs./Miss .. . . . . . . . . . . . . . . . . . . . . . . . will attend the Annual General Meeting of Shareholders of STMicroelectronics N.V., to be held at the Sofitel The Grand Hotel, Oudezijds Voorburgwal 197, 1012 EX Amsterdam, the Netherlands on Tuesday May 25, 2010 at 11.00 a.m. CET.

NAME, ADDRESS AND RESIDENCE OF THE UNDERSIGNED SHAREHOLDER (shareholder owning shares through Euroclear France S.A.)
ACCOUNT NUMBER WITH THE ACCOUNT HOLDER OR INTERMEDIARY
NUMBER OF SHARES OF STMICROELECTRONICS N.V. FOR WHICH THE REQUEST IS MADE
NAME AND ADDRESS OF THE ACCOUNT HOLDER
CONTACT TELEPHONE NUMBER OF THE INTERMEDIARY (to be completed by your intermediary)
I will not be attending the meeting and wish to be represented by:

The undersigned hereby requests Euroclear France S.A. to issue a power of attorney in order to vote on behalf of Euroclear France S.A., for the number of STMicroelectronics N.V. shares that the undersigned is entitled to.

The undersigned hereby undertakes to hold his/her shares on the Record Date, which is April 28, 2010.
(Your shares do not need to be blocked until the Annual General Meeting of Shareholders)

Executed at	on	2010

Signature

Appendix II    VOTING INSTRUCTIONS FORM

YOU SHOULD COMPLETE THIS FORM IF YOU DO NOT WISH TO ATTEND THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF STMICROELECTRONICS N.V. AND IF YOU WISH TO INFORM EUROCLEAR FRANCE S.A. OF YOUR VOTING INSTRUCTIONS.

This form must be received by your intermediary on May 19, 2010 at 17.00 hours CET, at the latest

EUROCLEAR FRANCE S.A. WILL EXECUTE THESE VOTING INSTRUCTIONS AS DIRECTED.  IF NO DIRECTION IS MADE, EUROCLEAR FRANCE S.A. WILL VOTE IN ACCORDANCE WITH THE RECOMMENDATIONS OF THE MANAGING BOARD AND BOARD OF SUPERVISORY DIRECTORS OF STMICROELECTRONICS N.V., WHICH RECOMMENDS A VOTE IN FAVOUR OF EACH OF THE PROPOSALS LISTED BELOW

Mr./Mrs./Miss .. . . . . . . . . . . . . . . . . . . . . . . . will not attend the Annual General Meeting of Shareholders of STMicroelectronics N.V., to be held at the Sofitel The Grand Hotel, Oudezijds Voorburgwal 197, 1012 EX Amsterdam, the Netherlands on Tuesday May 25, 2010 at 11.00 a.m. CET.

NAME, ADDRESS AND RESIDENCE OF THE UNDERSIGNED SHAREHOLDER (shareholder owning shares through Euroclear France S.A.)
ACCOUNT NUMBER WITH THE ACCOUNT HOLDER OR INTERMEDIARY
NUMBER OF SHARES OF STMICROELECTRONICS N.V. FOR WHICH THE VOTING INSTRUCTIONS ARE GIVEN
NAME AND ADDRESS OF THE ACCOUNT HOLDER
CONTACT TELEPHONE NUMBER OF THE INTERMEDIARY (to be completed by your intermediary)

The undersigned hereby authorises Euroclear France S.A. to exercise the voting instructions on behalf of the undersigned in respect of the shares mentioned above and as regards the following items on the agenda of the Annual General Meeting of Shareholders (“AGM”):

Item 4b:	Resolution 1. Adoption of the statutory annual accounts for our 2009 financial year

In favour No. of shares	Against	Abstention

Item 4c:	Resolution 2. Adoption of a dividend of $ ** per common share for our 2009 financial year

In favour No. of shares	Against	Abstention

Item 4d:	Resolution 3. Discharge of the sole member of our Managing Board for his management during the 2009 financial year

In favour No. of shares	Against	Abstention

Item 4e:	Resolution 4. Discharge of the members of the Supervisory Board for their supervision during the 2009 financial year

In favour No. of shares	Against	Abstention

Item 5:	Reappointment of members of the Supervisory Board

Resolution 5a. Re-appointment of Mr. Raymond Bingham as member of our Supervisory Board for a three year term effective as of our 2010 AGM to expire ath the end of our 2013 AGM

In favour No. of shares	Against	Abstention

Resolution 5b. Re-appointment of Mr. Alessandro Ovi as member of our Supervisory Board for a three year term effective as of our 2010 AGM to expire ath the end of our 2013 AGM

In favour No. of shares	Against	Abstention

Item 6:	Resolution 6. Appointment of PricewaterhouseCoopers Accountants N.V. as our Auditors

In favour No. of shares	Against	Abstention

Item 7:	Resolution 7. Approval of the stock-based portion of the compensation of the President and CEO

In favour No. of shares	Against	Abstention

Item 8:	Resolution 8. Authorization to our Managing Board, for eighteen months as of our 2010 AGM to repurchase our shares, subject to the approval of our Supervisory Board

In favour No. of shares	Against	Abstention

The undersigned hereby undertakes to hold his/her shares on the Record Date, which is April 28, 2010 ..
(Your shares do not need to be blocked until the Annual General Meeting of Shareholders)

Executed at                             on                             2010

Signature

This form must be received by your intermediary on May 19, 2010 at 17.00 hours, at the latest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: April 21, 2010	By:	/s/ Carlo Ferro

	Name:	Carlo Ferro
	Title:	Executive Vice President and Chief Financial Officer